

Brian Weber · 3rd in

Logistics & Deployment Manager - Revivn.com - Bringing
recourse into action & dreams into reality

New York, New York · 500+ connections · **Contact info**

 Revivn

Montclair State University

Experience



Logistics Manager
Revivn
Oct 2019 – Present · 2 mos
Greater New York City Area

Repurposing outdated technology as an alternative to traditional recycling. The majority of
used computer equipment will end up being improperly discarded but, through a focus on
remanufacturing, we can reduce the risk of climate change and create lower cost computer
options while building a sustainable supply of computers for donation. Our vision is to build the
first company in the category, that gets people excited about the end of life process by
showing the positive effects it can have on local community.

 Revivn

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GymWisely, Inc.
11 mos

Managing Director Of Operations
Mar 2019 – Present · 9 mos

Foster strategic partnerships in the health & fitness industry and provide businesses with new
opportunities to grow by utilizing a proprietary digital marketplace. Develop bullet-proof
systems and build a cohesive positive work environment that drives growth. Manage
partnership operations, engage regularly with c-suite sales and operations teams, d ...**see more**

 GymWisely - How it
Works

Client Success Consultant
Jan 2019 – Mar 2019 · 3 mos
Greater New York City Area

Founder, CEO
ProMethod Fitness
2015 – 2019 · 4 yrs

Created a 14,000sf health club and sports center from scratch that offers solutions for the
entire family. Developed a team of 15 employees and grew year over year by 20%, while
expanding into new services and markets.

Client Services Coordinator, Trainer
LIFETIME FITNESS
2011 – 2015 · 4 yrs

Florham Park, NJ

Developed and motivated 40 trainers to exceed regional sales records. Implemented procedures that improved communication and cohesiveness between departments, staff members, and partners to enhanced client experience and improve retention rates.

Account Executive
MWW Group Public Relations
2009 – 2011 · 2 yrs
East Rutherford, NJ

Worked closely with clients, team members, and partners to develop customized strategies and oversee multi-platform marketing and PR campaigns.

Education

Montclair State University
Bachelor's degree, Business Administration and Management, and Marketing Concentration
2006 – 2010

Skills & Endorsements

Sales · 5

Endorsed by **2 of Brian's colleagues at GymWisely, Inc.**

Business Development · 5

Endorsed by **2 of Brian's colleagues at GymWisely, Inc.**

Management · 5

Endorsed by **Brian Cairns, who is highly skilled at this**

Endorsed by **2 of Brian's colleagues at GymWisely, Inc.**

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